Suppl.

File No. 83-1
Regulation IA
Rule 2 (a)

12026212

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

SEC RECEIVED PROCESSING SECTION MAY 15 2012 WASH, D.C. 196

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2012
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2012, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	2,250,000,000	1.125	99.500	11-Jan-2012	15-Mar-2017
USD	200,000,000	1.75	102.046	24-Jan-2012	24-Aug-2018
USD	200,000,000	0.375	99.996	26-Jan-2012	8-Nov-2013
USD	100,000,000	1.375	101.7805	30-Jan-2012	18-Oct-2016
USD	100,000,000	0.30	100.00	15-Feb-2012	1-Mar-2013
USD	100,000,000	Floating Rate	100.00	17-Feb-2012	15-Aug-2013
USD	202,000,000	Zero Coupon Callable	29.61234495	22-Feb-2012	22-Feb-2042
GBP	250,000,000	0.75	99.662	27-Feb-2012	15-Dec-2014
MXN	263,237,684	Floating Rate	100.00	7-Mar-2012	27-Dec-2027
USD	500,000,000	Floating Rate	100.00	16-Mar-2012	15-Jan-2015
USD	269,200,000	Zero Coupon Callable	29.697775	23-Mar-2012	23-Mar-2042
USD	267,000,000	Zero Coupon Callable	29.95560634	27-Mar-2012	27-Mar-2042
GBP	100,000,000	0.75	99.690	27-Mar-2012	15-Dec-2014

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
BRL	279,000,000	8.12	14-July-2010	14-July-2014	32,000,000	27-Jan-2012
JPY	12,179,000,000	Formulaic	27-May-2008	25-May-2018	506,000,000	15-Feb-2012

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2012
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 31, 2012

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 9, 2012, which includes the Ordinary Capital financial statements for the year ended December 31, 2011. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

FINANCIAL HIGHLIGHTS
LENDING OPERATIONS: During the first three months of 2012, the Bank approved 24 loans totaling $1,399 million compared to 10 loans that totaled $811 million during the same period in 2011. There was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – none) and 55 trade-related guarantees were issued for a total of $149 million (2011 – 46 guarantees issued for a total of $101 million).

The portfolio of non-sovereign-guaranteed loans increased to a level of $3,470 million compared to $3,316 million at December 31, 2011. The non-sovereign guarantees exposure decreased $30 million to $817 million compared to $847 million at the end of the previous year. As of March 31, 2012, 6.4% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.2% at December 31, 2011.

Total allowances for loan and guarantee losses amounted to $226 million at March 31, 2012 compared to $175 million at December 31, 2011. The Bank had non-sovereign-guaranteed loans with outstanding balances of $217 million classified as impaired at March 31, 2012 compared to $129 million at the end of the prior year. All impaired loans have specific allowances for loan losses amounting to $89 million at March 31, 2012, compared to $41 million at December 31, 2011.

In 2011, the Bank approved the Flexible Financing Facility (FFF), effective on January 1, 2012. The FFF is now the only financial product platform for approval of all new Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level.

For 2012, the Board of Executive Directors approved a lending spread of 0.62%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee in 2011.

BORROWING OPERATIONS: During the first three months of the year, the Bank issued bonds for a total face amount of $4,919 million (2011 – $781 million) that generated proceeds of $4,401 million (2011 – $781 million), representing increases of $4,138 million and $3,620 million, respectively, compared to the same period last year. The average life of new issues was 4.4 years (2011 – 3.4 years). The higher level of borrowing operations during the first quarter of 2012 was mainly due to a larger funding program, in part based on a higher level of debt redemptions. In addition, last year's lower borrowings reflected the positive impact on the Bank's liquidity levels of the conversion of $3,225 million of non-borrowing member currency holdings subject to maintenance of value.

---
[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL RESULTS: Operating Income during the first three months of 2012 was $236 million, compared to $340 million for the same period last year, a decrease of $104 million. This decrease was mainly due to a decrease in net interest income of $15 million, a decrease in net investment gains of $32 million, an increase in net non-interest expense of $13 million and an increase in the provision for loan and guarantee losses of $49 million.

During the three months ended March 31, 2012, the trading investments portfolio experienced net mark-to-market gains of $97 million, compared to $129 million experienced during the three months ended March 31, 2011. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $10 million during the first three months of the year compared to $17 million during the same period in 2011.

The provision for loan and guarantee losses increased from $2 million for the first quarter of 2011 to $51 million in 2012 as a result of an increase in impaired loans in the non-sovereign-guaranteed portfolio.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, the changes in fair value of lending swaps, which are not offset by corresponding changes in the fair value of loans, as all Bank's loans are recorded at amortized cost, and the changes in fair value of equity duration swaps. To reduce, over time, the income volatility resulting from these financial instruments, effective January 1, 2011, the Bank modified its borrowing fair value option policy addressing income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis. Net fair value adjustments on non-trading portfolios for the three months ended March 31, 2012 amounted to a gain of $83 million, compared to $50 million for the same period last year. Fair value gains on lending swaps of $199 million were partially offset by losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $56 million), losses on equity duration swaps ($26 million) and losses from changes in swap basis spreads (approximately $34 million). (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: Effective January 18, 2012, the Board of Governors adopted a resolution authorizing the ninth general increase in the resources of the Bank (IDB-9), that provides for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is in the form of paid-in capital stock and the remainder constitutes callable capital stock.

On February 29, 2012, the IDB-9 entered into effect, which was also the effective date of the first installment. The final deadline for member countries to commit to subscribe to additional ordinary capital stock under the terms authorized by the Board of Governors was April 20, 2012. As of April 20, 2012, of the total shares that were authorized under the increase, subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. The Netherlands and Venezuela did not subscribe to their respective shares of the increase amounting to $4,269 million (the Netherlands $237 million and Venezuela $4,032 million). Of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were eligible for allocation, representing the amount of shares subscribed, less shares that may not be allocated in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares eligible for allocation, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares of the increase that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) and that remained unsubscribed as of April 20, 2012 will be held by the Bank and may be reallocated by the Bank's Board of Governors in accordance with the Agreement.

On February 29, 2012, Canada notified the Bank of its intent to exercise its right to replace shares of non-voting callable capital stock with shares allocated under the IDB-9. Accordingly, effective March 30, 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with voting callable shares under the IDB-9.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at March 31, 2012 was 31.7% compared to 31.3% at the end of last year (See Table 1).

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011	Year ended December 31, 2011
Lending Summary			
Loans and guarantees approved [1]	$ 1,404	$ 811	$ 10,400
Undisbursed portion of approved loans	24,598	22,164	23,994
Gross loan disbursements	730	721	7,898
Net loan disbursements [2]	(267)	(201)	3,297
Income Statement Data			
Operating Income [3]	**$ 236**	**$ 340**	**$ 836**
Net fair value adjustments on non-trading portfolios [4]	83	50	(919)
Board of Governors approved transfers	(200)	(200)	(200)
Net income	119	190	(283)
Returns and Costs, after swaps			
Return on average loans outstanding	2.58%	2.73%	2.75%
Return on average liquid investments [5]	3.10%	3.83%	0.65%
Average cost of borrowings outstanding during the period	0.95%	0.92%	0.81%

	March 31, 2012	March 31, 2011	December 31, 2011
Balance Sheet Data			
Cash and investments-net [6], after swaps	$ 16,903	$ 16,069	$ 13,882
Loans outstanding [7]	66,029	62,894	66,130
Borrowings outstanding [8], after swaps	60,505	57,085	58,015
Equity	20,099	21,150	19,794
Total Equity[9]-to-Loans [10] Ratio	31.7%	33.7%	31.3%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program.
(2) Includes gross loan disbursements less principal repayments.
(3) See page 7 for a full discussion of Operating Income under Results of Operations.
(4) Net fair value adjustments on non-trading portfolios mostly relate to (a) the changes in the fair value of the Bank's lending swaps due to changes in USD interest rates (and for which the offsetting changes in value of the loans are not recognized since the loans are not fair valued), as well as (b) the changes in the fair value of the Bank's borrowings due to changes in the Bank's own credit spreads. See Note I to the financial statements for further details.
(5) Geometrically-linked time-weighted returns.
(6) Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.
(7) Excludes lending swaps in a net liability position of $1,536 million as of March 31, 2012 (2011 - $532 million) and $1,546 million as of December 31, 2011.
(8) Net of premium/discount.
(9) "Total Equity" is defined as Paid-in capital stock, less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.
(10) Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk and the exposure from the obligation to fund any changes in the shortfall/surplus of the Bank's retirement funds.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its

borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of March 31, 2012 and December 31, 2011. It shows that the TELR increased from 31.3% to 31.7% mainly due to an increase in Total Equity, and lower loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2012	December 31, 2011
Equity		
Paid-in capital stock	$ 4,640	$ 4,339
Less: Capital subscriptions receivable	(116)	-
	4,524	4,339
Retained earnings:		
General reserve (1)	13,010	12,890
Special reserve (1)	2,565	2,565
	20,099	19,794
Plus:		
Allowances for loan and guarantee losses	226	175
Minus:		
Borrowing countries' local currency cash balances	171	173
Net receivable from members	80	76
Cumulative net fair value adjustments on non-trading portfolios	(1,158)	(1,241)
Total Equity	$ 21,232	$ 20,961
Loans outstanding and net guarantee exposure	$ 66,898	$ 67,030
Total Equity-to-Loans Ratio	**31.7%**	**31.3%**

(1) Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2].

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2012, 95% was sovereign-guaranteed. At March 31, 2012, the total volume of outstanding loans was $66,029 million, compared with $66,130 million as of December 31, 2011. The slight decrease in the loan portfolio was mostly due to a higher level of loan collections ($997 million) than disbursements ($730 million), that was partially offset by positive currency translation adjustments ($166 million).

As of March 31, 2012, 6.4% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.2% at December 31, 2011. The non-sovereign-guaranteed loan portfolio totaled $3,470 million, compared to $3,316 million as of December 31, 2011.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $3,067 million during the first three months of 2012, mainly resulting from net cash inflows from borrowings ($2,316 million), net loan collections ($267 million), collection of

[2] As of December 31, 2011, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,148 million, or 5.5% of Total Equity.

capital subscriptions under the IDB-9 ($185 million), net cash inflows from operating activities ($109 million), mark-to-market gains ($97 million), and positive currency translation adjustments ($45 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $2,490 million compared with December 31, 2011, primarily due to a larger amount of new borrowings than maturities ($2,316 million), positive currency translation adjustments ($34 million), the accretion of discount on borrowings ($108 million) and a net increase in the fair value of borrowings and related swaps ($24 million).

EQUITY: Equity at March 31, 2012 was $20,099 million, an increase of $305 million from December 31, 2011, reflecting paid-in capital received under the IDB-9 of $185 million and, net income of $119 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2012, Operating Income was $236 million compared to $340 million for the same period last year, a decrease of $104 million. This decrease was mainly due to a decrease in net interest income, lower net investment gains, and increases in non-interest expense and the provision for loan and guarantee losses.

The Bank had net interest income of $314 million during the first three months of 2012, compared to $329 million for the same period last year, a decrease of $15 million mainly due to a reduction in net interest income from loans, partially compensated by an increase in the income contribution of the portion of the portfolio funded with equity. The lending spread on most of the Bank's loans decreased from 0.80% in 2011 to 0.62% in 2012, which was partially compensated by an increase in the average loan balance of $3,330 million.

The Bank's trading investments portfolio contributed net mark-to-market gains of $97 million during the period, compared to $129 million for the same period in 2011, as the portfolio's recovery continued to be in line with the world financial markets.

Non-interest expense increased $13 million due to higher net periodic pension costs of $14 million as a result of the amortization of unrecognized net actuarial losses and an increase in the service cost due to the decrease in the discount rate at the end of 2011.

The provision for loan and guarantee losses increased from $2 million in the first quarter of 2011 to $51 million in the first quarter of 2012 mostly due to an increase in non-sovereign-guaranteed impaired loans.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2012	2011
Loan interest income	$ 406	$ 410
Investment interest income	25	24
Other interest income	25	25
	456	459
Less:		
Borrowing expenses	142	130
Net interest income	314	329
Other loan income	18	13
Net investment gains	97	129
Other expenses:		
Provision for loan and guarantee losses	51	2
Net non-interest expense	142	129
Total	193	131
Operating Income	$ 236	$ 340

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2012 and 2011 and the year ended December 31, 2011 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2012		Three months ended March 31, 2011		Year ended December 31, 2011	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [(1)]	$ 66,105	2.47	$ 62,775	2.65	$ 63,420	2.65
Liquid investments [(2)(3)]	16,588	3.10	16,705	3.83	15,110	0.65
Total earning assets	$ 82,693	2.60	$ 79,480	2.90	$ 78,530	2.27
Borrowings	$ 59,716	0.95	$ 57,721	0.92	$ 56,794	0.81
Net interest margin [(4)]		1.53		1.68		1.82

(1) Excludes loan fees.
(2) Geometrically-linked time-weighted returns.
(3) Includes gains and losses.
(4) Represents annualized net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2012, there was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – none). Also, the Bank issued 55 trade-related guarantees for a total of $149 million (2011 – 46 guarantees issued for a total of $101 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2012, undisbursed loans amounted to $24,598 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.6 years with contractual maturity dates through 2042[3].

LIQUIDITY MANAGEMENT

Appetite for credit assets returned to some extent in the first quarter of 2012 fueled by more positive sentiment in Europe following several successful sovereign funding operations, the strong reception of the European Central Bank's Long Term Refinancing Operations, the completion of the Greek Private Sector Involvement debt exchange agreement and the approval by Euro Area governments of the second bailout for Greece. Positive sentiment was further supported by economic indicators in the United States which continued to show signs of recovery, particularly on the employment front.

The Bank's exposure to structured assets continued to be reduced through repayments at par of $119 million during the first three months of the year (2011—$313 million) and selected asset sales. While the market for structured assets continued to be depressed with relatively high volatility and limited liquidity, the Bank executed a number of sales thereby reducing exposure to the sector at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

3 The maturity structure of medium- and long-term borrowings outstanding at the end of 2011 is presented in Appendix I-4 to the December 31, 2011 financial statements.

During the three months ended March 31, 2012, the Bank recognized $97 million of mark-to-market gains in its trading investments portfolio (2011 – $129 million). These investment gains, to a major extent, relate to gains recognized in the $1,944 million asset-backed and mortgage-backed securities portion of the portfolio and, the general recovery in credit assets. As of March 31, 2012, 48.7% of this portfolio is still rated AAA and AA, and 73.3% is rated investment grade compared to 48.2% and 72.9%, respectively, at December 31, 2011.

Table 4 shows a breakdown of the trading investments portfolio and related swaps at March 31, 2012 and December 31, 2011, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	March 31, 2012		December 31, 2011	
	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]	Fair Value [(1)]	Unrealized Gains (Losses) [(2)]
Obligations of the United States Government and its corporations and agencies	$ 4,073	$ 1	$ 1,974	$ -
U.S. Government-sponsored enterprises	809	-	841	-
Obligations of non-U.S. governments and agencies	5,895	34	5,586	(7)
Bank obligations	4,067	(25)	3,323	(6)
Mortgage-backed securities	**1,218**	**27**	**1,269**	**(41)**
U.S. residential	396	5	444	(7)
Non-U.S. residential	435	23	419	(54)
U.S. commercial	161	-	167	13
Non-U.S. commercial	226	(1)	239	7
Asset-backed securities	**726**	**10**	**750**	**27**
Collateralized loan obligations	466	12	470	22
Other collateralized debt obligations	118	(3)	125	4
Other asset-backed securities	142	1	155	1
Total investments-trading	16,788	47	13,743	(27)
Currency and interest rate swaps	(70)	34	(96)	(41)
Total	$ 16,718	$ 81	$ 13,647	$ (68)

(1) Includes accrued interest of $46 million (2011 - $40 million) for trading investments and $(29) million (2011 - $(27) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2012, the credit exposure amounted to $17,012 million, compared to $14,121 million as of December 31, 2011. The credit quality of the portfolios continues to be high, as 90.1% of the counterparties are rated AAA and AA, 4.6% are rated A, 1.6% are rated BBB, and 3.7% are rated below BBB, compared to 88.8%, 4.8%, 2.5% and 3.9%, respectively, at December 31, 2011.

As of March 31, 2012, out of the Bank's total current credit exposure in Europe of $6,433 million ($6,718 million at December 31, 2011) the direct exposure to three Eurozone countries rated A or lower (Italy, Portugal, and Spain) was $154 million ($147 million at December 31, 2011). The exposure was entirely composed of government agencies. In addition, in the countries specified, the Bank had $417 million ($401 million at December 31, 2011) of exposure in asset-backed and mortgage-backed securities, generally rated higher than the sovereigns, and no exposure on swaps ($24 million at December 31, 2011). All the remaining European current exposure of $5,862 million ($6,146 million at December 31, 2011), regardless of asset class, was in countries rated AA or higher.

Table 5: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	March 31, 2012					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [(1)]	$ 4,268	$ 390	$ 133	$ -	$ 4,791	28.2
AA	6,238	3,267	813	212	10,530	61.9
A	155	410	200	12	777	4.6
BBB	-	-	279	-	279	1.6
BB	116	-	85	-	201	1.2
B	-	-	133	-	133	0.8
CCC	-	-	179	-	179	1.0
CC and below	-	-	122	-	122	0.7
Total	$ 10,777	$ 4,067	$ 1,944	$ 224	$ 17,012	100.0

[(1)] Includes $1,022 million of Governments and agencies and $41 million of Banks rated A1+, the highest short-term rating

	December 31, 2011					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [(1)]	$ 3,756	$ 490	$ 273	$ -	$ 4,519	32.0
AA	4,436	2,587	701	290	8,014	56.8
A	147	246	202	88	683	4.8
BBB	62	-	296	-	358	2.5
BB	-	-	60	-	60	0.4
B	-	-	140	-	140	1.0
CCC	-	-	213	-	213	1.5
CC and below	-	-	134	-	134	1.0
Total	$ 8,401	$ 3,323	$ 2,019	$ 378	$ 14,121	100.0

[(1)] Includes $105 million of Governments and agencies rated A1+, the highest short-term rating

OTHER DEVELOPMENTS

FINANCIAL REFORM—THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT: In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development and implementation of these rules, no impact on the Bank has been determined as of March 31, 2012. The Bank continues to assess the potential future impact of this financial regulatory reform on its operations.

PATIENT PROTECTION AND AFFORDABLE CARE ACT (PPACA) AND HEALTH CARE AND EDUCATION RECONCILIATION ACT OF 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31 2012 (Unaudited)		December 31, 2011 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note P	$ 1,534		$ 1,189	
Investments - Trading - Notes C, G, H and P	16,742	$ 18,276	13,703	$ 14,892
Loans outstanding - Notes D, E and P	66,029		66,130	
Allowance for loan losses	(203)	65,826	(150)	65,980
Accrued interest and other charges		891		851
Receivable from members		294		295
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	21		11	
Loans	14		112	
Borrowings	6,655		6,702	
Other	188	6,878	215	7,040
Other assets		461		374
Total assets		$ 92,626		$ 89,432
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 509		$ 898	
Medium- and long-term:				
Measured at fair value	48,534		48,901	
Measured at amortized cost	17,573	$ 66,616	14,124	$ 63,923
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	62		80	
Loans	1,550		1,658	
Borrowings	544	2,156	794	2,532
Payable for investment securities purchased and cash collateral received		1,412		943
Amounts payable to maintain value of currency holdings		214		219
Due to IDB Grant Facility - Note J		421		272
Accrued interest on borrowings		484		538
Liabilities under retirement benefit plans		799		796
Other liabilities		425		415
Total liabilities		72,527		69,638
Equity				
Capital stock - Note K				
Subscribed 9,688,828 shares (2011 - 8,702,335 shares)	116,880		104,980	
Less callable portion	(112,240)		(100,641)	
Paid-in capital stock	4,640		4,339	
Capital subscriptions receivable	(116)		-	
Retained earnings	15,607		15,488	
Accumulated other comprehensive income (loss)	(32)	20,099	(33)	19,794
Total liabilities and equity		$ 92,626		$ 89,432

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Income		
Loans, after swaps - Notes D and G	$ 424	$ 423
Investments - Notes C and G:		
Interest	25	24
Net gains	97	129
Other interest income	25	25
Other	15	9
Total income	586	610
Expenses		
Borrowing expenses, after swaps - Notes F and G	142	130
Provision for loan and guarantee losses - Note E	51	2
Administrative expenses	149	128
Special programs	8	10
Total expenses	350	270
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	236	340
Net fair value adjustments on non-trading portfolios - Notes F, G and I	83	50
Board of Governors approved transfers - Note J	(200)	(200)
Net income	119	190
Retained earnings, beginning of period	15,488	15,771
Retained earnings, end of period	$ 15,607	$ 15,961

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Net income	$ 119	$ 190
Other comprehensive income (loss)		
Translation adjustments	(14)	-
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans	14	-
Total other comprehensive income (loss)	-	-
Comprehensive income	$ 119	$ 190

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (730)	$ (721)
Loan collections (net of participations)	997	922
Net cash provided by lending activities	267	201
Miscellaneous assets and liabilities	(34)	(51)
Net cash provided by lending activities	233	150
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	4.244	896
Repayments	(1.539)	(1.969)
Short-term borrowings, net	(389)	(10)
Cash collateral received	391	32
Collection of capital subscriptions	185	-
Payments of maintenance of value to members	(5)	-
Net cash provided by (used in) financing activities	2.887	(1.051)
Cash flows from operating activities		
Gross purchases of trading investments	(6.149)	(6.128)
Gross proceeds from sale or maturity of trading investments	3.268	6.832
Loan income collections, after swaps	331	346
Interest and other costs of borrowings, after swaps	(88)	(94)
Income from investments	(23)	34
Other interest income	25	26
Other income	15	9
Administrative expenses	(138)	(131)
Special programs	(13)	(12)
Net cash (used in) provided by operating activities	(2.772)	882
Effect of exchange rate fluctuations on cash	(3)	1
Net increase (decrease) in cash	345	(18)
Cash, beginning of year	1.189	242
Cash, end of period	$ 1.534	$ 224

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2011 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

Accounting pronouncements
In 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities", that requires disclosure of both gross information and net information about financial and derivative instruments eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. The required disclosures should be provided retrospectively for all comparative periods presented. The Bank is in the process of assessing the impact that these new disclosures will have on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $81 million on trading portfolio instruments held at March 31, 2012 compared to $107 million at March 31 2011, were included in Income from Investments-Net gains. Unrealized gains and losses recognized are to a major extent related to the asset-backed and mortgage-backed securities portion of the portfolio, which at March 31, 2012 amounted to $1,944 million ($2,828 million at March 31, 2011) and, the general recovery in credit assets.

In the first quarter of 2012, the investment portfolio continued its recovery from the financial crisis as appetite for credit assets increased fueled by more positive sentiment in Europe and further signs of economic recovery in the United States. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at March 31, 2012 and December 31, 2011 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2012, the Board of Executive Directors approved a lending spread of 0.62%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans, comprising approximately 93% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the three months ended March 31, 2012, there was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – $0 million). As of March 31, 2012, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $1,099 million ($1,094 million as of December 31, 2011). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first three months of the year, the Bank issued 55 guarantees for a total of $149 million under this program (2011 – 46 guarantees for a total of $101 million).

At March 31, 2012, guarantees of $945 million ($980 million at December 31, 2011), including $314 million issued under the TFFP ($418 million at December 31, 2011), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $38 million ($38 million at December 31, 2011) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 13 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At March 31, 2012 and December 31, 2011, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $817 million and $847 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	March 31, 2012	December 31, 2011
Excellent	$ 110	$ 140
Very Strong	212	159
Strong	100	146
Satisfactory	273	253
Fair	17	27
Weak	96	106
Possible loss	9	16
Total	$ 817	$ 847

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of March 31, 2012 and December 31, 2011, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	March 31, 2012	December 31, 2011
A+ to A-	$ 1,213	$ 1,266
BBB+ to BBB-	35,745	35,864
BB+ to BB-	6,929	6,995
B+ to B-	18,346	18,478
CCC+ to CCC-	326	211
Total	$ 62,559	$ 62,814

The ratings presented above have been updated as of March 31, 2012 and December 31, 2011, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the

covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of March 31, 2012 and December 31, 2011, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

	Outstanding balance at		
Risk Classification	March 31, 2012	December 31, 2011	S&P/Moody's Rating Equivalent
Excellent	$ 117	$ 117	BBB / Baa3 or higher
Very Strong	535	494	BB+ / Ba1
Strong	1,341	1,270	BB / Ba2
Satisfactory	533	517	BB- / Ba3
Fair	222	319	B+ / B1
Weak	71	114	B / B2
Possible Loss	265	183	B- / B3
Impaired	217	129	CCC-D / Caa-D
Total	$ 3,301	$ 3,143	

In addition, as of March 31, 2012, the Bank has loans to other development institutions of $169 million (2011 – $173 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of March 31, 2012, there were no loans considered past due and non-sovereign-guaranteed loans with an outstanding balance of $217 million ($129 million at December 31, 2011) were in non-accrual status.

Impaired loans

The Bank has non-sovereign-guaranteed loans with outstanding balances of $217 million classified as impaired at March 31, 2012. Impaired loans have specific allowances for loan losses amounting to $89 million ($41 million at December 31, 2011).

The following table provides financial information related to impaired loans as of March 31, 2012 and December 31, 2011 (in millions):

	March 31, 2012	December 31, 2011
Recorded investment at end of period	$ 217	$ 129
Average recorded investment during the period	159	126

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2012 and 2011 is as follows (in millions):

	Three months ended March 31,	
	2012	2011
Loan income recognized	$ 1	$ 2
Loan income that would have been recognized on an accrual basis during the period	2	2

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended March 31, 2012 and December 31, 2011 were as follows (in millions):

	March 31, 2012	December 31, 2011
Balance, beginning of year	$ 175	$ 172
Provision for loan and guarantee losses	51	3
Balance, end of period	$ 226	$ 175
Composed of:		
Allowance for loan losses	$ 203	$ 150
Allowance for guarantee losses [1]	23	25
Total	$ 226	$ 175

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

As of March 31, 2012, the total allowance for loan and guarantee losses is composed of $11 million related to the sovereign-guaranteed portfolio and $215 million related to the non-sovereign-guaranteed portfolio (2011 - $9 million and $166 million, respectively). The provision for loan and guarantee losses include a provision of $2 million and $1 million related to sovereign-guaranteed loans in 2012 and 2011, respectively.

During the first three months of 2012, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of March 31, 2012 amounted to $137 million (2011 – $134 million), including $126 million (2011 – $125 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, but it is not disclosed as such after the year it was restructured, unless there is a noncompliance under the terms of the restructured agreement.

During the first three months of 2012, there were no troubled debt restructurings or payment defaults associated with the loan modified as a troubled debt restructuring in 2011.

NOTE F – FAIR VALUE OPTION

In 2008, the Bank elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. The changes in the fair value of elected borrowings are now also recorded in income.

In order to reduce the income volatility resulting from the changes in fair value of its lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, the Bank modified in 2011 its borrowing fair value option policy to address income volatility on a financial instruments (i.e., borrowings and loans) portfolio basis rather than on an instrument-by-instrument basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2012 and 2011, as follows (in millions):

	Three months ended March 31, 2012	2011
Borrowing expenses, after swaps	$ (494)	$ (534)
Net fair value adjustments on non-trading portfolios	(137)	142
Total changes in fair value included in Net income	$ (631)	$ (392)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2012 and December 31, 2011, was as follows (in millions):

	March 31, 2012	December 31, 2011
Fair value	$ 48,941 [1]	$ 49,335 [1]
Unpaid principal outstanding	45,472	45,571
Fair value over unpaid principal outstanding	$ 3,469	$ 3,764

[1] Includes accrued interest of $407 million at March 31,2012 and $434 million at December 31, 2011.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate

and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of March 31, 2012 and December 31, 2011, and their related gains and losses for the three months ended March 31, 2012 and 2011, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2012 [(1)] Assets	March 31, 2012 [(1)] Liabilities	December 31, 2011 [(1)] Assets	December 31, 2011 [(1)] Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 20	$ 25	$ 11	$ 45
	Loans	12	291	109	186
	Borrowings	4,898	440	4,785	703
	Accrued interest and other charges	187	(28)	113	(69)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	1	37	-	35
	Loans	2	1,259	3	1,472
	Borrowings	1,757	104	1,917	91
	Other	188	-	215	-
	Accrued interest and other charges	164	87	252	89
		$ 7,229	$ 2,215	$ 7,405	$ 2,552

(1) Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended March 31, 2012	2011
Currency Swaps			
Investments - Trading	Income from investments:		
	Interest	$ (4)	$ (6)
	Net gains	10	18
Loans	Income from loans, after swaps	(22)	(23)
	Net fair value adjustments on non-trading portfolios	(194)	(33)
Borrowings	Borrowing expenses, after swaps	269	291
	Net fair value adjustments on non-trading portfolios	219	33
	Other comprehensive income (loss)-Translation adjustments	5	4
Interest Rate Swaps			
Investments - Trading	Income from investments:		
	Interest	(7)	(6)
	Net gains	1	7
	Other comprehensive income (loss)-Translation adjustments	17	(48)
Loans	Income from loans, after swaps	(97)	(103)
	Net fair value adjustments on non-trading portfolios	213	165
Borrowings	Borrowing expenses, after swaps	194	217
	Net fair value adjustments on non-trading portfolios	(174)	(310)
	Other comprehensive income (loss) -Translation adjustments	3	6
Other	Other interest income	25	25
	Net fair value adjustments on non-trading portfolios	(26)	(43)
		$ 432	$ 194

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at March 31, 2012 is $209 million ($180 million at December 31, 2011) (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $47 million at March 31, 2012 (2011 - $ 0 million).

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2012 and December 31, 2011 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	March 31, 2012 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,426	$ -	$ 2,337
Adjustable	1,451	-	2,337	-
Loans				
Fixed	-	993	132	12,162
Adjustable	2,170	1,238	12,162	132
Borrowings				
Fixed	21,102	390	34,793	349
Adjustable	3,419	20,218	5,005	38,246
Other				
Fixed	-	-	5,967	-
Adjustable	-	-	-	5,967

Derivative type/ Rate type	December 31, 2011 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,345	$ -	$ 2,297
Adjustable	1,351	-	2,297	-
Loans				
Fixed	-	932	141	12,750
Adjustable	2,171	1,137	12,950	341
Borrowings				
Fixed	19,863	144	31,656	349
Adjustable	4,014	20,336	5,408	36,142
Other				
Fixed	-	-	6,143	-
Adjustable	-	-	-	6,143

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2012 and December 31, 2011 by level within the fair value hierarchy (in millions):

Financial assets:

Assets	Fair Value Measurements March 31, 2012[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,073	$ 4,073	$ -	$ -
U.S. Government-sponsored enterprises	809	-	809	-
Obligations of non-U.S. governments and agencies	5,895	98	5,797	-
Bank obligations	4,067	-	4,067	-
Mortgage-backed securities	**1,218**	-	**1,213**	**5**
U.S. residential	396	-	396	
Non-U.S. residential	435	-	430	5
U.S. commercial	161	-	161	-
Non-U.S. commercial	226	-	226	-
Asset-backed securities	**726**	-	**650**	**76**
Collateralized loan obligations	466	-	466	-
Other collateralized debt obligations	118	-	42	76
Other asset-backed securities	142	-	142	-
Total Investments - Trading	16,788	4,171	12,536	81
Currency and interest rate swaps	7,229	-	7,229	-
Total	$ 24,017	$ 4,171	$ 19,765	$ 81

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $46 million for trading investments and $351 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2011[1]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,974	$ 1,974	$ -	$ -
U.S. Government-sponsored enterprises	841	-	841	-
Obligations of non-U.S. governments and agencies	5,586	143	5,443	-
Bank obligations	3,323	-	3,323	-
Mortgage-backed securities	**1,269**	-	**1,264**	**5**
U.S. residential	444	-	444	-
Non-U.S. residential	419	-	414	5
U.S. commercial	167	-	167	-
Non-U.S. commercial	239	-	239	-
Asset-backed securities	**750**	-	**680**	**70**
Collateralized loan obligations	470	-	470	-
Other collateralized debt obligations	125	-	55	70
Other asset-backed securities	155	-	155	-
Total Investments - Trading	13,743	2,117	11,551	75
Currency and interest rate swaps	7,405	-	7,405	-
Total	$ 21,148	$ 2,117	$ 18,956	$ 75

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $40 million for trading investments and $365 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2012[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 48,941	$ -	$ 48,941	$ -
Currency and interest rate swaps	2,215	-	2,215	-
Total	$ 51,156	$ -	$ 51,156	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $407 million for borrowings and under Accrued interest and other charges of $59 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2011[(1)]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,335	$ -	$ 49,335	$ -
Currency and interest rate swaps	2,552	-	2,552	-
Total	$ 51,887	$ -	$ 51,887	$ -

[(1)] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $434 million for borrowings and under Accrued interest and other charges of $20 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2012 and 2011 (in millions). There were no financial liabilities measured at fair value using significant unobservable inputs for the three months ended March 31, 2012 and 2011. In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets still held as of March 31, 2012 and 2011 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Three months ended March 31,					
	2012			2011		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 75	$ -	$ 75	$ 100	$ -	$ 100
Total gains (losses) included in:						
Net income	12	-	12	11	-	11
Other comprehensive income (loss)	2	-	2	3	-	3
Settlements	(8)	-	(8)	(9)	-	(9)
Balance, end of period	$ 81	$ -	$ 81	$ 105	$ -	$ 105
Total gains (losses) for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 11	$ -	$ 11	$ 11	$ -	$ 11

As of March 31, 2012, the investment portfolio includes $81 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations and non-U.S. residential mortgage-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a direc-

tionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark to market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank.

The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended March 31,			
	2012		2011	
	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 12	$ 11	$ 11	$ 11
Total	$ 12	$ 11	$ 11	$ 11

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $70,407 million as of March 31, 2012 ($70,882 million as of December 31, 2011) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. This methodology has been developed based on valuation assumptions that management believes a hypothetical market participant would use in pricing the Bank's loans. Those valuation assumptions include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $18,664 million as of March 31, 2012 ($15,463 million as of December 31, 2011) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2012 and 2011 comprise the following (in millions):

	Three months ended March 31,	
	2012	2011
Change in fair value of derivative instruments due to movements in:		
Exchange rates	$ 267	$ 165
Interest rates	(229)	(353)
Total change in fair value of derivatives	38	(188)
Change in fair value of borrowings due to movements in:		
Exchange rates	(446)	(262)
Interest rates	309	404
Total change in fair value of borrowings	(137)	142
Currency transaction gains on borrowings and loans at amortized cost	182	96
Total	$ 83	$ 50

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $229 million for the first three months of 2012. These gains were offset by fair value gains on borrowings of $309 million. The income volatility related to movements in interest rates, which amounted to a gain of $80 million for the three months period ended March 31, 2012, compared to a gain of $51 million for the same period last year, was primarily due to fair value gains on lending swaps ($199 million) which were partially offset by losses associated with changes in the Bank's credit spreads on the

borrowing portfolio (approximately $56 million), losses on equity duration swaps ($26 million) and losses from changes in swap basis spreads (approximately $34 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first three months of 2012, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $264 million (2011 – net loss of $166 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $267 million (2011 – net gain of $165 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Montevideo, Uruguay, in March 2012, the Board of Governors approved the $200 million transfer corresponding to 2012. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

Effective January 18, 2012, the Board of Governors adopted a resolution authorizing the IDB-9, that provides for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is in the form of paid-in capital stock and the remainder constitutes callable capital stock.

On February 29, 2012, the IDB-9 entered into effect, which was also the effective date of the first installment. The final deadline for member countries to commit to subscribe to additional ordinary capital stock under the terms authorized by the Board of Governors was April 20, 2012. As of April 20, 2012, of the total shares that were authorized under the increase, subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. The Netherlands and Venezuela did not subscribe to their respective shares of the increase amounting to $4,269 million (the Netherlands $237 million and Venezuela $4,032 million). Of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were eligible for allocation, representing the amount of shares subscribed, less shares that may not be allocated in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares eligible for allocation, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares of the increase that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) and that remained unsubscribed as of April 20, 2012 will be held by the Bank and may be reallocated by the Bank's Board of Governors in accordance with the Agreement.

On February 29, 2012, Canada notified the Bank of its intent to exercise its right to replace shares of non-voting callable capital stock with shares allocated under the IDB-9. Accordingly, effective March 30, 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with voting callable shares under the IDB-9.

The changes in subscribed capital during the three months ended March 31, 2012 were as follow (in millions):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2012	8,702,335	$ 4,339	$ 100,641	$ 104,980
Subscriptions during 2012	1,026,851	301	12,086	12,387
Canada's return of callable capital	(40,358)	-	(487)	(487)
Balance at March 31, 2012	9,688,828	$ 4,640	$ 112,240	$ 116,880

As of March 31, 2012, the Bank has collected $185 million of the $301 million paid-in subscribed capital. The remaining $116 million has been recorded as Capital subscriptions receivable reducing equity in the Condensed Balance Sheet.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2012 were $22 million (2011 – $22 million). As of March 31, 2012, the estimate of contributions expected to be paid to the Plans and the PRBP during 2012 was $50 million and $36 million, respectively, the same amount disclosed in the December 31, 2011 financial statements. Contributions for 2011 were $59 million and $34 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accor-

dance with an allocation formula approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2012 and 2011 (in millions):

	Pension Benefits Three months ended March 31,	
	2012	2011
Service cost	$ 22	$ 16
Interest cost	37	38
Expected return on plan assets	(46)	(47)
Amortization of unrecognized net actuarial losses	8	-
Net periodic benefit cost	$ 21	$ 7
Of which:		
ORC's share	$ 20	$ 7
FSO's share	$ 1	$ -

	Postretirement Benefits Three months ended March 31,	
	2012	2011
Service cost	$ 12	$ 9
Interest cost	19	19
Expected return on plan assets	(19)	(19)
Amortization of:		
Prior service cost	2	9
Unrecognized net actuarial losses	4	-
Net periodic benefit cost	$ 18	$ 18
Of which:		
ORC's share	$ 17	$ 17
FSO's share	$ 1	$ 1

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,026 million at March 31, 2012 ($2,967 million at December 31, 2011). The Bank's total loans and guarantees outstanding to these VIEs were $359 million and $94 million, respectively ($356 million and $90 million, respectively, at December 31, 2011). Amounts committed not yet disbursed related to such loans and guarantees amounted to $0 million ($3 million at December 31, 2011), which combined with outstanding amounts results in a total Bank exposure of $453 million at March 31, 2012 ($449 million at December 31, 2011).

The Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES

A reconciliation of Net income to Net cash (used in) provided by operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31,	
	2012	2011
Net income	$ 119	$ 190
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(93)	(76)
Investment income	(64)	(12)
Net unrealized gain on trading investments	(81)	(107)
Interest and other costs of borrowings, after swaps	54	36
Administrative expenses, including depreciation	11	(3)
Special programs	(5)	(2)
Net fair value adjustments on non-trading portfolios	(83)	(50)
Transfer to the IDB Grant Facility	200	200
Net (increase) decrease in trading investments	(2,881)	704
Provision for loan and guarantee losses	51	2
Net cash (used in) provided by operating activities	$ (2,772)	$ 882
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 45	$ 121
Loans outstanding	(24)	10
Borrowings	34	118
Receivable from members-net	-	(7)

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2012 and 2011, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31,	
	2012	2011
Brazil	$ 95	$ 105
Mexico	97	87
Argentina	79	84
Colombia	51	54

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. It does not sell its loans nor does it believe there is a comparable market for its loans. The absence of a secondary market for the Bank's loans made it difficult to estimate their fair value despite the flexibility offered by the fair value framework. However, effective in 2011, Management, in recognition of a steady practice of several years in the multilateral development institutions industry, made the decision of estimating and disclosing the fair value of the Bank's loan portfolio using a discounted cash flow method, by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2012 and December 31, 2011 (in millions):

	2012 [1]		2011 [1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,534	$ 1,534	$ 1,189	$ 1,189
Investments - trading	16,788	16,788	13,743	13,743
Loans outstanding, net	66,378	70,407	66,446	70,882
Currency and interest rate swaps receivable				
Investments - trading	17	17	5	5
Loans	10	10	103	103
Borrowings	7,008	7,008	7,077	7,077
Others	194	194	220	220
Borrowings				
Short-term	509	509	898	898
Medium- and long-term:				
Measured at fair value	48,941	48,941	49,335	49,335
Measured at amortized cost	17,650	18,664	14,228	15,463
Currency and interest rate swaps payable				
Investments - trading	87	87	101	101
Loans	1,628	1,628	1,738	1,738
Borrowings	500	500	713	713

[1] Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 15, 2012, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2012.

IDB

May 15, 2012

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

ITEM X-RAYED
Mail Center Management

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended March 31, 2012.

Very truly yours,

Jorge Alers
General Counsel

Enclosures

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2012
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2012, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	2,250,000,000	1.125	99.500	11-Jan-2012	15-Mar-2017
USD	200,000,000	1.75	102.046	24-Jan-2012	24-Aug-2018
USD	200,000,000	0.375	99.996	26-Jan-2012	8-Nov-2013
USD	100,000,000	1.375	101.7805	30-Jan-2012	18-Oct-2016
USD	100,000,000	0.30	100.00	15-Feb-2012	1-Mar-2013
USD	100,000,000	Floating Rate	100.00	17-Feb-2012	15-Aug-2013
USD	202,000,000	Zero Coupon Callable	29.61234495	22-Feb-2012	22-Feb-2042
GBP	250,000,000	0.75	99.662	27-Feb-2012	15-Dec-2014
MXN	263,237,684	Floating Rate	100.00	7-Mar-2012	27-Dec-2027
USD	500,000,000	Floating Rate	100.00	16-Mar-2012	15-Jan-2015
USD	269,200,000	Zero Coupon Callable	29.697775	23-Mar-2012	23-Mar-2042
USD	267,000,000	Zero Coupon Callable	29.95560634	27-Mar-2012	27-Mar-2042
GBP	100,000,000	0.75	99.690	27-Mar-2012	15-Dec-2014

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
BRL	279,000,000	8.12	14-July-2010	14-July-2014	32,000,000	27-Jan-2012
JPY	12,179,000,000	Formulaic	27-May-2008	25-May-2018	506,000,000	15-Feb-2012

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2012
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 31, 2012

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 9, 2012, which includes the Ordinary Capital financial statements for the year ended December 31, 2011. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP, for valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank's borrowings and all swaps, including borrowing and lending swaps, are measured at fair value through income. The reported income volatility resulting from the non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank holds these instruments to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from the regular results of its operations. The Bank defines Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers[1] as "Operating Income". Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers are reported separately in the Condensed Statement of Income and Retained Earnings.

FINANCIAL HIGHLIGHTS
LENDING OPERATIONS: During the first three months of 2012, the Bank approved 24 loans totaling $1,399 million compared to 10 loans that totaled $811 million during the same period in 2011. There was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – none) and 55 trade-related guarantees were issued for a total of $149 million (2011 – 46 guarantees issued for a total of $101 million).

The portfolio of non-sovereign-guaranteed loans increased to a level of $3,470 million compared to $3,316 million at December 31, 2011. The non-sovereign guarantees exposure decreased $30 million to $817 million compared to $847 million at the end of the previous year. As of March 31, 2012, 6.4% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed, compared to 6.2% at December 31, 2011.

Total allowances for loan and guarantee losses amounted to $226 million at March 31, 2012 compared to $175 million at December 31, 2011. The Bank had non-sovereign-guaranteed loans with outstanding balances of $217 million classified as impaired at March 31, 2012 compared to $129 million at the end of the prior year. All impaired loans have specific allowances for loan losses amounting to $89 million at March 31, 2012, compared to $41 million at December 31, 2011.

In 2011, the Bank approved the Flexible Financing Facility (FFF), effective on January 1, 2012. The FFF is now the only financial product platform for approval of all new Ordinary Capital sovereign-guaranteed loans. With FFF loans, borrowers have the ability to tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and, (iv) execute hedges with the Bank at a loan portfolio level.

For 2012, the Board of Executive Directors approved a lending spread of 0.62%, a credit commission of 0.25% and no supervision and inspection fee, compared to a lending spread of 0.80%, a credit commission of 0.25% and no supervision and inspection fee in 2011.

BORROWING OPERATIONS: During the first three months of the year, the Bank issued bonds for a total face amount of $4,919 million (2011 – $781 million) that generated proceeds of $4,401 million (2011 – $781 million), representing increases of $4,138 million and $3,620 million, respectively, compared to the same period last year. The average life of new issues was 4.4 years (2011 – 3.4 years). The higher level of borrowing operations during the first quarter of 2012 was mainly due to a larger funding program, in part based on a higher level of debt redemptions. In addition, last year's lower borrowings reflected the positive impact on the Bank's liquidity levels of the conversion of $3,225 million of non-borrowing member currency holdings subject to maintenance of value.

[1] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

FINANCIAL RESULTS: Operating Income during the first three months of 2012 was $236 million, compared to $340 million for the same period last year, a decrease of $104 million. This decrease was mainly due to a decrease in net interest income of $15 million, a decrease in net investment gains of $32 million, an increase in net non-interest expense of $13 million and an increase in the provision for loan and guarantee losses of $49 million.

During the three months ended March 31, 2012, the trading investments portfolio experienced net mark-to-market gains of $97 million, compared to $129 million experienced during the three months ended March 31, 2011. The trading investments portfolio's net interest income, which excludes realized and unrealized investment gains and losses, added income of $10 million during the first three months of the year compared to $17 million during the same period in 2011.

The provision for loan and guarantee losses increased from $2 million for the first quarter of 2011 to $51 million in 2012 as a result of an increase in impaired loans in the non-sovereign-guaranteed portfolio.

With the election of the fair value option for a substantial number of the borrowings in 2008, the changes in fair value of the borrowing swaps are significantly offset by the changes in fair value of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, the changes in fair value of lending swaps, which are not offset by corresponding changes in the fair value of loans, as all Bank's loans are recorded at amortized cost, and the changes in fair value of equity duration swaps. To reduce, over time, the income volatility resulting from these financial instruments, effective January 1, 2011, the Bank modified its borrowing fair value option policy addressing income volatility on a financial instruments portfolio basis rather than on an instrument-by-instrument basis. Net fair value adjustments on non-trading portfolios for the three months ended March 31, 2012 amounted to a gain of $83 million, compared to $50 million for the same period last year. Fair value gains on lending swaps of $199 million were partially offset by losses associated with changes in the Bank's credit spreads on the borrowing portfolio (approximately $56 million), losses on equity duration swaps ($26 million) and losses from changes in swap basis spreads (approximately $34 million). (See Note I to the Condensed Quarterly Financial Statements for further discussion on changes in fair value on non-trading portfolios).

CAPITALIZATION: Effective January 18, 2012, the Board of Governors adopted a resolution authorizing the ninth general increase in the resources of the Bank (IDB-9), that provides for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is in the form of paid-in capital stock and the remainder constitutes callable capital stock.

On February 29, 2012, the IDB-9 entered into effect, which was also the effective date of the first installment. The final deadline for member countries to commit to subscribe to additional ordinary capital stock under the terms authorized by the Board of Governors was April 20, 2012. As of April 20, 2012, of the total shares that were authorized under the increase, subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. The Netherlands and Venezuela did not subscribe to their respective shares of the increase amounting to $4,269 million (the Netherlands $237 million and Venezuela $4,032 million). Of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were eligible for allocation, representing the amount of shares subscribed, less shares that may not be allocated in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares eligible for allocation, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares of the increase that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) and that remained unsubscribed as of April 20, 2012 will be held by the Bank and may be reallocated by the Bank's Board of Governors in accordance with the Agreement.

On February 29, 2012, Canada notified the Bank of its intent to exercise its right to replace shares of non-voting callable capital stock with shares allocated under the IDB-9. Accordingly, effective March 30, 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with voting callable shares under the IDB-9.

Despite the increased lending in response to the global financial crisis, the Bank's capital adequacy position remains strong, as determined by its capital adequacy policy. The capital adequacy framework provides rules that support the determination of capital requirements for credit and market risk, as well as operational risk.

The Total Equity-to-Loans Ratio (TELR) at March 31, 2012 was 31.7% compared to 31.3% at the end of last year (See Table 1).

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011	Year ended December 31, 2011
Lending Summary			
Loans and guarantees approved [1]	$ 1,404	$ 811	$ 10,400
Undisbursed portion of approved loans	24,598	22,164	23,994
Gross loan disbursements	730	721	7,898
Net loan disbursements [2]	(267)	(201)	3,297
Income Statement Data			
Operating Income [3]	**$ 236**	**$ 340**	**$ 836**
Net fair value adjustments on non-trading portfolios [4]	83	50	(919)
Board of Governors approved transfers	(200)	(200)	(200)
Net income	119	190	(283)
Returns and Costs, after swaps			
Return on average loans outstanding	2.58%	2.73%	2.75%
Return on average liquid investments [5]	3.10%	3.83%	0.65%
Average cost of borrowings outstanding during the period	0.95%	0.92%	0.81%
	March 31, 2012	**March 31, 2011**	**December 31, 2011**
Balance Sheet Data			
Cash and investments-net [6], after swaps	$ 16,903	$ 16,069	$ 13,882
Loans outstanding [7]	66,029	62,894	66,130
Borrowings outstanding [8], after swaps	60,505	57,085	58,015
Equity	20,099	21,150	19,794
Total Equity[9]-to-Loans [10] Ratio	31.7%	33.7%	31.3%

(1) Excludes guarantees issued under the Trade Finance Facilitation Program.

(2) Includes gross loan disbursements less principal repayments.

(3) See page 7 for a full discussion of Operating Income under Results of Operations.

(4) Net fair value adjustments on non-trading portfolios mostly relate to (a) the changes in the fair value of the Bank's lending swaps due to changes in USD interest rates (and for which the offsetting changes in value of the loans are not recognized since the loans are not fair valued), as well as (b) the changes in the fair value of the Bank's borrowings due to changes in the Bank's own credit spreads. See Note I to the financial statements for further details.

(5) Geometrically-linked time-weighted returns.

(6) Net of Payable for investment securities purchased and cash collateral received and receivable for investment securities sold.

(7) Excludes lending swaps in a net liability position of $1,536 million as of March 31, 2012 (2011 - $532 million) and $1,546 million as of December 31, 2011.

(8) Net of premium/discount.

(9) "Total Equity" is defined as Paid-in capital stock, less Capital subscriptions receivable, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of Net fair value adjustments on non-trading portfolios.

(10) Includes loans outstanding and net guarantee exposure.

CAPITAL ADEQUACY

The capital adequacy framework consists of a policy on capital adequacy and systems that support the determination of capital requirements for credit and market risk in both the Bank's lending and treasury operations. In addition, the policy includes capital requirements for operational risk and the exposure from the obligation to fund any changes in the shortfall/surplus of the Bank's retirement funds.

The capital adequacy policy allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its

borrowers and the concentration of its loans, and to make flexible adjustments to changing market conditions. As such, specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. As determined under the policy, the Bank is well capitalized.

Table 1 presents the composition of the TELR as of March 31, 2012 and December 31, 2011. It shows that the TELR increased from 31.3% to 31.7% mainly due to an increase in Total Equity, and lower loans outstanding and net guarantee exposure.

Table 1: TOTAL EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2012	December 31, 2011
Equity		
Paid-in capital stock	$ 4,640	$ 4,339
Less: Capital subscriptions receivable	(116)	-
	4,524	4,339
Retained earnings:		
General reserve (1)	13,010	12,890
Special reserve (1)	2,565	2,565
	20,099	19,794
Plus:		
Allowances for loan and guarantee losses	226	175
Minus:		
Borrowing countries' local currency cash balances	171	173
Net receivable from members	80	76
Cumulative net fair value adjustments on non-trading portfolios	(1,158)	(1,241)
Total Equity	$ 21,232	$ 20,961
Loans outstanding and net guarantee exposure	$ 66,898	$ 67,030
Total Equity-to-Loans Ratio	**31.7%**	**31.3%**

(1) Includes Accumulated other comprehensive income.

CONDENSED BALANCE SHEET

LOAN PORTFOLIO: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, the Bank may make loans and guarantees without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries. The Bank also lends to other development institutions without sovereign guarantee. Non-sovereign guaranteed operations are currently capped to an amount such that risk capital requirements for such operations do not exceed 20% of Total Equity[2].

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2012, 95% was sovereign-guaranteed. At March 31, 2012, the total volume of outstanding loans was $66,029 million, compared with $66,130 million as of December 31, 2011. The slight decrease in the loan portfolio was mostly due to a higher level of loan collections ($997 million) than disbursements ($730 million), that was partially offset by positive currency translation adjustments ($166 million).

As of March 31, 2012, 6.4% of the outstanding loans and guarantees exposure was non-sovereign-guaranteed compared to 6.2% at December 31, 2011. The non-sovereign-guaranteed loan portfolio totaled $3,470 million, compared to $3,316 million as of December 31, 2011.

INVESTMENT PORTFOLIO: The Bank's investment portfolio is mostly comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $3,067 million during the first three months of 2012, mainly resulting from net cash inflows from borrowings ($2,316 million), net loan collections ($267 million), collection of

[2] As of December 31, 2011, the date of the latest quarterly report to the Board of Executive Directors, the risk capital requirements of non-sovereign-guaranteed operations was $1,148 million, or 5.5% of Total Equity.

capital subscriptions under the IDB-9 ($185 million), net cash inflows from operating activities ($109 million), mark-to-market gains ($97 million), and positive currency translation adjustments ($45 million).

BORROWING PORTFOLIO: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $2,490 million compared with December 31, 2011, primarily due to a larger amount of new borrowings than maturities ($2,316 million), positive currency translation adjustments ($34 million), the accretion of discount on borrowings ($108 million) and a net increase in the fair value of borrowings and related swaps ($24 million).

EQUITY: Equity at March 31, 2012 was $20,099 million, an increase of $305 million from December 31, 2011, reflecting paid-in capital received under the IDB-9 of $185 million and, net income of $119 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income. For the three months ended March 31, 2012, Operating Income was $236 million compared to $340 million for the same period last year, a decrease of $104 million. This decrease was mainly due to a decrease in net interest income, lower net investment gains, and increases in non-interest expense and the provision for loan and guarantee losses.

The Bank had net interest income of $314 million during the first three months of 2012, compared to $329 million for the same period last year, a decrease of $15 million mainly due to a reduction in net interest income from loans, partially compensated by an increase in the income contribution of the portion of the portfolio funded with equity. The lending spread on most of the Bank's loans decreased from 0.80% in 2011 to 0.62% in 2012, which was partially compensated by an increase in the average loan balance of $3,330 million.

The Bank's trading investments portfolio contributed net mark-to-market gains of $97 million during the period, compared to $129 million for the same period in 2011, as the portfolio's recovery continued to be in line with the world financial markets.

Non-interest expense increased $13 million due to higher net periodic pension costs of $14 million as a result of the amortization of unrecognized net actuarial losses and an increase in the service cost due to the decrease in the discount rate at the end of 2011.

The provision for loan and guarantee losses increased from $2 million in the first quarter of 2011 to $51 million in the first quarter of 2012 mostly due to an increase in non-sovereign-guaranteed impaired loans.

Table 2: OPERATING INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31,	
	2012	**2011**
Loan interest income	$ 406	$ 410
Investment interest income	25	24
Other interest income	25	25
	456	459
Less:		
Borrowing expenses	142	130
Net interest income	314	329
Other loan income	18	13
Net investment gains	97	129
Other expenses:		
Provision for loan and guarantee losses	51	2
Net non-interest expense	142	129
Total	193	131
Operating Income	$ 236	$ 340

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2012 and 2011 and the year ended December 31, 2011 are shown in Table 3.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2012		Three months ended March 31, 2011		Year ended December 31, 2011	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [(1)]	$ 66,105	2.47	$ 62,775	2.65	$ 63,420	2.65
Liquid investments [(2)(3)]	16,588	3.10	16,705	3.83	15,110	0.65
Total earning assets	$ 82,693	2.60	$ 79,480	2.90	$ 78,530	2.27
Borrowings	$ 59,716	0.95	$ 57,721	0.92	$ 56,794	0.81
Net interest margin [(4)]		1.53		1.68		1.82

[(1)] Excludes loan fees.
[(2)] Geometrically-linked time-weighted returns.
[(3)] Includes gains and losses.
[(4)] Represents annualized net interest income as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial non-trade related guarantees with or without a sovereign counter-guarantee. In addition, the Bank provides credit guarantees without sovereign counter-guarantee for trade-finance transactions under its Trade Finance Facilitation Program. During the three months ended March 31, 2012, there was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – none). Also, the Bank issued 55 trade-related guarantees for a total of $149 million (2011 – 46 guarantees issued for a total of $101 million).

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2012, undisbursed loans amounted to $24,598 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 4.6 years with contractual maturity dates through 2042[3].

LIQUIDITY MANAGEMENT

Appetite for credit assets returned to some extent in the first quarter of 2012 fueled by more positive sentiment in Europe following several successful sovereign funding operations, the strong reception of the European Central Bank's Long Term Refinancing Operations, the completion of the Greek Private Sector Involvement debt exchange agreement and the approval by Euro Area governments of the second bailout for Greece. Positive sentiment was further supported by economic indicators in the United States which continued to show signs of recovery, particularly on the employment front.

The Bank's exposure to structured assets continued to be reduced through repayments at par of $119 million during the first three months of the year (2011—$313 million) and selected asset sales. While the market for structured assets continued to be depressed with relatively high volatility and limited liquidity, the Bank executed a number of sales thereby reducing exposure to the sector at higher prices. Valuations on the remaining portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of the market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset-backed and mortgage-backed securities.

[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2011 is presented in Appendix I-4 to the December 31, 2011 financial statements.

During the three months ended March 31, 2012, the Bank recognized $97 million of mark-to-market gains in its trading investments portfolio (2011 – $129 million). These investment gains, to a major extent, relate to gains recognized in the $1,944 million asset-backed and mortgage-backed securities portion of the portfolio and, the general recovery in credit assets. As of March 31, 2012, 48.7% of this portfolio is still rated AAA and AA, and 73.3% is rated investment grade compared to 48.2% and 72.9%, respectively, at December 31, 2011.

Table 4 shows a breakdown of the trading investments portfolio and related swaps at March 31, 2012 and December 31, 2011, by major security class, together with unrealized gains and losses included in Income from Investments – Net gains on securities held at the end of the respective period.

Table 4: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
(Expressed in millions of United States dollars)

	March 31, 2012		December 31, 2011	
	Fair Value (1)	Unrealized Gains (Losses) (2)	Fair Value (1)	Unrealized Gains (Losses) (2)
Obligations of the United States Government and its corporations and agencies	$ 4,073	$ 1	$ 1,974	$ -
U.S. Government-sponsored enterprises	809	-	841	-
Obligations of non-U.S. governments and agencies	5,895	34	5,586	(7)
Bank obligations	4,067	(25)	3,323	(6)
Mortgage-backed securities	**1,218**	**27**	**1,269**	**(41)**
U.S. residential	396	5	444	(7)
Non-U.S. residential	435	23	419	(54)
U.S. commercial	161	-	167	13
Non-U.S. commercial	226	(1)	239	7
Asset-backed securities	**726**	**10**	**750**	**27**
Collateralized loan obligations	466	12	470	22
Other collateralized debt obligations	118	(3)	125	4
Other asset-backed securities	142	1	155	1
Total investments-trading	16,788	47	13,743	(27)
Currency and interest rate swaps	(70)	34	(96)	(41)
Total	$ 16,718	$ 81	$ 13,647	$ (68)

(1) Includes accrued interest of $46 million (2011 - $40 million) for trading investments and $(29) million (2011 - $(27) million) for currency and interest rate swaps, presented in the Condensed Balance Sheet under Accrued interest and other charges.

(2) Represents unrealized gains and losses included in Income from Investments-Net gains for the corresponding period.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities.

Table 5 provides details of the estimated current credit exposure on the Bank's investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2012, the credit exposure amounted to $17,012 million, compared to $14,121 million as of December 31, 2011. The credit quality of the portfolios continues to be high, as 90.1% of the counterparties are rated AAA and AA, 4.6% are rated A, 1.6% are rated BBB, and 3.7% are rated below BBB, compared to 88.8%, 4.8%, 2.5% and 3.9%, respectively, at December 31, 2011.

As of March 31, 2012, out of the Bank's total current credit exposure in Europe of $6,433 million ($6,718 million at December 31, 2011) the direct exposure to three Eurozone countries rated A or lower (Italy, Portugal, and Spain) was $154 million ($147 million at December 31, 2011). The exposure was entirely composed of government agencies. In addition, in the countries specified, the Bank had $417 million ($401 million at December 31, 2011) of exposure in asset-backed and mortgage-backed securities, generally rated higher than the sovereigns, and no exposure on swaps ($24 million at December 31, 2011). All the remaining European current exposure of $5,862 million ($6,146 million at December 31, 2011), regardless of asset class, was in countries rated AA or higher.

Table 5: Current Credit Exposure, Net of Collateral Held, by Counterparty Rating Category
(Amounts expressed in millions of United States dollars)

	March 31, 2012					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [(1)]	$ 4,268	$ 390	$ 133	$ -	$ 4,791	28.2
AA	6,238	3,267	813	212	10,530	61.9
A	155	410	200	12	777	4.6
BBB	-	-	279	-	279	1.6
BB	116	-	85	-	201	1.2
B	-	-	133	-	133	0.8
CCC	-	-	179	-	179	1.0
CC and below	-	-	122	-	122	0.7
Total	$ 10,777	$ 4,067	$ 1,944	$ 224	$ 17,012	100.0

[(1)] Includes $1,022 million of Governments and agencies and $41 million of Banks rated A1+, the highest short-term rating

	December 31, 2011					
	Investments					
Counterparty rating	Governments and Agencies	Banks	ABS and MBS	Net Swap Exposure	Total Exposure on Investments and Swaps	% of Total
AAA [(1)]	$ 3,756	$ 490	$ 273	$ -	$ 4,519	32.0
AA	4,436	2,587	701	290	8,014	56.8
A	147	246	202	88	683	4.8
BBB	62	-	296	-	358	2.5
BB	-	-	60	-	60	0.4
B	-	-	140	-	140	1.0
CCC	-	-	213	-	213	1.5
CC and below	-	-	134	-	134	1.0
Total	$ 8,401	$ 3,323	$ 2,019	$ 378	$ 14,121	100.0

[(1)] Includes $105 million of Governments and agencies rated A1+, the highest short-term rating

OTHER DEVELOPMENTS

Financial Reform—The Dodd-Frank Wall Street Reform and Consumer Protection Act: In July 2010, the President of the United States of America signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. Pending the development and implementation of these rules, no impact on the Bank has been determined as of March 31, 2012. The Bank continues to assess the potential future impact of this financial regulatory reform on its operations.

Patient Protection and Affordable Care Act (PPACA) and Health Care and Education Reconciliation Act of 2010 (HCERA): In March 2010, the President of the United States signed into law the PPACA and the HCERA. The new legislation seeks to reform aspects of the U.S. health care system and its various provisions will be regulated and become effective over the following several years. It is the Bank's intention to implement provisions of the legislation to the extent not already reflected in the Bank's employee medical insurance program and as may be deemed appropriate given its status as an international organization. The Bank continues to closely monitor the implementation of the legislation. Management believes that the impact of the legislation will not be material to the Bank's financial position and results of operations.

Condensed Quarterly Financial Statements
(Unaudited)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31 2012 (Unaudited)		December 31, 2011 (Unaudited)	
ASSETS				
Cash and investments				
Cash - Note P	$ 1,534		$ 1,189	
Investments - Trading - Notes C, G, H and P	16,742	$ 18,276	13,703	$ 14,892
Loans outstanding - Notes D, E and P	66,029		66,130	
Allowance for loan losses	(203)	65,826	(150)	65,980
Accrued interest and other charges		891		851
Receivable from members		294		295
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	21		11	
Loans	14		112	
Borrowings	6,655		6,702	
Other	188	6,878	215	7,040
Other assets		461		374
Total assets		$ 92,626		$ 89,432
LIABILITIES AND EQUITY				
Liabilities				
Borrowings - Notes F, G, H, I and P				
Short-term	$ 509		$ 898	
Medium- and long-term:				
Measured at fair value	48,534		48,901	
Measured at amortized cost	17,573	$ 66,616	14,124	$ 63,923
Currency and interest rate swaps - Notes G, H, I and P				
Investments - trading	62		80	
Loans	1,550		1,658	
Borrowings	544	2,156	794	2,532
Payable for investment securities purchased and cash collateral received		1,412		943
Amounts payable to maintain value of currency holdings		214		219
Due to IDB Grant Facility - Note J		421		272
Accrued interest on borrowings		484		538
Liabilities under retirement benefit plans		799		796
Other liabilities		425		415
Total liabilities		72,527		69,638
Equity				
Capital stock - Note K				
Subscribed 9,688,828 shares (2011 - 8,702,335 shares)	116,880		104,980	
Less callable portion	(112,240)		(100,641)	
Paid-in capital stock	4,640		4,339	
Capital subscriptions receivable	(116)		-	
Retained earnings	15,607		15,488	
Accumulated other comprehensive income (loss)	(32)	20,099	(33)	19,794
Total liabilities and equity		$ 92,626		$ 89,432

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Income		
Loans, after swaps - Notes D and G	**$ 424**	$ 423
Investments - Notes C and G:		
Interest	**25**	24
Net gains	**97**	129
Other interest income	**25**	25
Other	**15**	9
Total income	**586**	610
Expenses		
Borrowing expenses, after swaps - Notes F and G	**142**	130
Provision for loan and guarantee losses - Note E	**51**	2
Administrative expenses	**149**	128
Special programs	**8**	10
Total expenses	**350**	270
Income before Net fair value adjustments on non-trading portfolios and Board of Governors approved transfers	**236**	340
Net fair value adjustments on non-trading portfolios - Notes F, G and I	**83**	50
Board of Governors approved transfers - Note J	**(200)**	(200)
Net income	**119**	190
Retained earnings, beginning of period	**15,488**	15,771
Retained earnings, end of period	**$ 15,607**	$ 15,961

CONDENSED STATEMENT OF COMPREHENSIVE INCOME
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Net income	**$ 119**	$ 190
Other comprehensive income (loss)		
Translation adjustments	**(14)**	-
Reclassification to income - amortization of net unrecognized actuarial losses and prior service cost on retirement benefits plans	**14**	-
Total other comprehensive income (loss)	**-**	-
Comprehensive income	**$ 119**	$ 190

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (730)	$ (721)
Loan collections (net of participations)	997	922
Net cash provided by lending activities	267	201
Miscellaneous assets and liabilities	(34)	(51)
Net cash provided by lending activities	233	150
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	4.244	896
Repayments	(1.539)	(1.969)
Short-term borrowings, net	(389)	(10)
Cash collateral received	391	32
Collection of capital subscriptions	185	-
Payments of maintenance of value to members	(5)	-
Net cash provided by (used in) financing activities	2.887	(1.051)
Cash flows from operating activities		
Gross purchases of trading investments	(6.149)	(6.128)
Gross proceeds from sale or maturity of trading investments	3.268	6.832
Loan income collections, after swaps	331	346
Interest and other costs of borrowings, after swaps	(88)	(94)
Income from investments	(23)	34
Other interest income	25	26
Other income	15	9
Administrative expenses	(138)	(131)
Special programs	(13)	(12)
Net cash (used in) provided by operating activities	(2.772)	882
Effect of exchange rate fluctuations on cash	(3)	1
Net increase (decrease) in cash	345	(18)
Cash, beginning of year	1.189	242
Cash, end of period	$ 1.534	$ 224

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2011 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Areas in which significant estimates have been made include, but are not limited to, the valuation of certain financial instruments carried at fair value, the allowances for loan and guarantee losses, and the valuation of pension and postretirement benefit plan-related liabilities.

Accounting pronouncements
In 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-11 "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities", that requires disclosure of both gross information and net information about financial and derivative instruments eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement, for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of International Financial Reporting Standards. The required disclosures should be provided retrospectively for all comparative periods presented. The Bank is in the process of assessing the impact that these new disclosures will have on its financial statements.

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA- rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA- rating (asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry only the highest short-term credit ratings.

Net unrealized gains of $81 million on trading portfolio instruments held at March 31, 2012 compared to $107 million at March 31 2011, were included in Income from Investments-Net gains. Unrealized gains and losses recognized are to a major extent related to the asset-backed and mortgage-backed securities portion of the portfolio, which at March 31, 2012 amounted to $1,944 million ($2,828 million at March 31, 2011) and, the general recovery in credit assets.

In the first quarter of 2012, the investment portfolio continued its recovery from the financial crisis as appetite for credit assets increased fueled by more positive sentiment in Europe and further signs of economic recovery in the United States. Valuations on the asset-backed and mortgage-backed portion of the portfolio continue to be impacted by market factors, such as uneven liquidity, rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading investments portfolio at March 31, 2012 and December 31, 2011 is shown in Note H – "Fair Value Measurements".

NOTE D – LOANS AND GUARANTEES

LOAN CHARGES: For 2012, the Board of Executive Directors approved a lending spread of 0.62%, a credit commission of 0.25%, and no supervision and inspection fee. These charges apply to sovereign-guaranteed loans, excluding emergency loans, comprising approximately 93% of the loan portfolio, and are subject to annual review and approval by the Board of Executive Directors.

GUARANTEES: During the three months ended March 31, 2012, there was one non-trade-related guarantee approved without sovereign counter-guarantee for $5 million (2011 – $0 million). As of March 31, 2012, the Bank had approved, net of cancellations and maturities, non-trade-related guarantees without sovereign counter-guarantees of $1,099 million ($1,094 million as of December 31, 2011). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million.

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), in addition to direct loans, the Bank provides credit guarantees on short-term trade related transactions. The TFFP authorizes lines of credit in support of approved issuing banks and non-bank financial institutions, with an aggregate program limit of up to $1,000 million outstanding at any time. During the first three months of the year, the Bank issued 55 guarantees for a total of $149 million under this program (2011 – 46 guarantees for a total of $101 million).

At March 31, 2012, guarantees of $945 million ($980 million at December 31, 2011), including $314 million issued under the TFFP ($418 million at December 31, 2011), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $38 million ($38 million at December 31, 2011) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 13 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called.

At March 31, 2012 and December 31, 2011, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $817 million and $847 million, respectively, and was classified as follows (in millions):

Internal Credit Risk Classification	March 31, 2012	December 31, 2011
Excellent	$ 110	$ 140
Very Strong	212	159
Strong	100	146
Satisfactory	273	253
Fair	17	27
Weak	96	106
Possible loss	9	16
Total	$ 817	$ 847

NOTE E – CREDIT RISK FROM LOAN PORTFOLIO

The loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. The loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The Bank manages two principal sources of credit risk from its loan activities: sovereign-guaranteed loans and non-sovereign-guaranteed loans. Approximately 95% of the loans are sovereign-guaranteed.

SOVEREIGN-GUARANTEED LOANS: When the Bank lends to public sector borrowers, it generally requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country's inability or unwillingness to service its obligations to the Bank.

For the Bank, the likelihood of experiencing a credit event in its sovereign-guaranteed loan portfolio is different than commercial lenders. The Bank does not renegotiate or reschedule its sovereign-guaranteed loans and historically has always received full principal and interest due at the resolution of a sovereign credit event. Accordingly, the probabilities of default to the Bank assigned to each country are adjusted to reflect the Bank's expectation of full recovery of all its sovereign-guaranteed loans. However, even with full repayment of principal and interest at the end of a credit event, the Bank suffers an economic loss from not charging interest on overdue interest while the credit event lasts.

The credit quality of the sovereign-guaranteed loan portfolio as of March 31, 2012 and December 31, 2011, as represented by the long-term foreign credit rating assigned to each borrower country by Standard & Poor's (S&P), is as follows (in millions):

Country Ratings	March 31, 2012	December 31, 2011
A+ to A-	$ 1,213	$ 1,266
BBB+ to BBB-	35,745	35,864
BB+ to BB-	6,929	6,995
B+ to B-	18,346	18,478
CCC+ to CCC-	326	211
Total	$ 62,559	$ 62,814

The ratings presented above have been updated as of March 31, 2012 and December 31, 2011, respectively.

NON-SOVEREIGN-GUARANTEED LOANS: The Bank does not benefit from full sovereign guarantees when lending to non-sovereign-guaranteed borrowers. Risk and performance for these loans are evaluated by scoring the individual risk factors under each of the borrower and transaction dimensions. The major risk factors evaluated at the transaction level consider the priority that the loans made by the Bank have in relation to other obligations of the borrower; the type of security collateralizing the agreement; and the nature and extent of the

covenants that the borrower must comply. The major credit risk factors considered at the borrower level may be grouped into three major categories: political risk, commercial or project risk, and financial risk.

The country rating is considered a proxy of the impact of the macro-economic environment on the ability of the borrower to reimburse the Bank and as such, it is considered a ceiling for the transaction dimension risk rating. The credit quality of the non-sovereign-guaranteed loan portfolio as of March 31, 2012 and December 31, 2011, excluding loans to other development institutions, as represented by the Bank's internal credit risk classification system, is as follows (in millions):

Risk Classification	Outstanding balance at March 31, 2012	Outstanding balance at December 31, 2011	S&P/Moody's Rating Equivalent
Excellent	$ 117	$ 117	BBB / Baa3 or higher
Very Strong	535	494	BB+ / Ba1
Strong	1,341	1,270	BB / Ba2
Satisfactory	533	517	BB- / Ba3
Fair	222	319	B+ / B1
Weak	71	114	B / B2
Possible Loss	265	183	B- / B3
Impaired	217	129	CCC-D / Caa-D
Total	$ 3,301	$ 3,143	

In addition, as of March 31, 2012, the Bank has loans to other development institutions of $169 million (2011 – $173 million), which are rated AAA, A+ and A-.

Past due and Non-accrual loans

As of March 31, 2012, there were no loans considered past due and non-sovereign-guaranteed loans with an outstanding balance of $217 million ($129 million at December 31, 2011) were in non-accrual status.

Impaired loans

The Bank has non-sovereign-guaranteed loans with outstanding balances of $217 million classified as impaired at March 31, 2012. Impaired loans have specific allowances for loan losses amounting to $89 million ($41 million at December 31, 2011).

The following table provides financial information related to impaired loans as of March 31, 2012 and December 31, 2011 (in millions):

	March 31, 2012	December 31, 2011
Recorded investment at end of period	$ 217	$ 129
Average recorded investment during the period	159	126

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2012 and 2011 is as follows (in millions):

	Three months ended March 31, 2012	Three months ended March 31, 2011
Loan income recognized	$ 1	$ 2
Loan income that would have been recognized on an accrual basis during the period	2	2

Allowance for Loan and Guarantee Losses

SOVEREIGN-GUARANTEED PORTFOLIO: A collective evaluation of collectibility is performed for sovereign-guaranteed loans and guarantees. The performance of said portfolio has been excellent, particularly given the market credit ratings of many of the Bank's borrowing countries. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential impairment as the timing of the cash flows are not met in accordance with the terms of the loan contract.

NON-SOVEREIGN-GUARANTEED PORTFOLIO: For non-sovereign-guaranteed loans and guarantees, a collective loss allowance is determined based on the Bank's internal credit risk classification system. The first step in the calculation of the collective loan and guarantee loss allowance is the estimation of an expected rate of transition of projects from non-impaired risk categories to the impaired/default category. This impairment/default rate is applied to each risk category. Transitions of debt instruments from various risk categories to impairment/default status are modeled utilizing worldwide non-sovereign data gathered from the documented experience of rated non-sovereign-guaranteed debt issuances of similar risk levels.

An appropriate estimated rate of loss from projects once impaired is determined based upon the Bank's specific experience gained in the assessment of the losses stemming from impairments in its own non-sovereign-guaranteed portfolio. Based upon (i) the impairment/default rate for each risk category, (ii) the distribution of the non-sovereign-guaranteed portfolio in each of these categories and (iii) the loss rate once defaulted, the required level of the collective loss allowance is determined.

The changes in the allowance for loan and guarantee losses for the periods ended March 31, 2012 and December 31, 2011 were as follows (in millions):

	March 31, 2012	December 31, 2011
Balance, beginning of year	$ 175	$ 172
Provision for loan and guarantee losses	51	3
Balance, end of period	$ 226	$ 175
Composed of:		
Allowance for loan losses	$ 203	$ 150
Allowance for guarantee losses [(1)]	23	25
Total	$ 226	$ 175

(1) The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

As of March 31, 2012, the total allowance for loan and guarantee losses is composed of $11 million related to the sovereign-guaranteed portfolio and $215 million related to the non-sovereign-guaranteed portfolio (2011 - $9 million and $166 million, respectively). The provision for loan and guarantee losses include a provision of $2 million and $1 million related to sovereign-guaranteed loans in 2012 and 2011, respectively.

During the first three months of 2012, there were no changes to the Bank's policy with respect to the allowance for loan and guarantee losses from the prior year. Except for the impaired loans on the non-sovereign-guaranteed portfolio, all loans and guarantees have been collectively evaluated for impairment. The collective allowance for loan and guarantee losses as of March 31, 2012 amounted to $137 million (2011 – $134 million), including $126 million (2011 – $125 million) related to the non-sovereign-guaranteed portfolio.

Troubled debt restructurings

The Bank does not reschedule its sovereign-guaranteed loans. A modification of a loan is considered a troubled debt restructuring when the borrower is experiencing financial difficulty and the Bank has granted a concession to the borrower.

A restructured loan is considered impaired when it does not perform in accordance with the contractual terms of the restructuring agreement. A loan restructured under a troubled debt restructuring is considered impaired, but it is not disclosed as such after the year it was restructured, unless there is a noncompliance under the terms of the restructured agreement.

During the first three months of 2012, there were no troubled debt restructurings or payment defaults associated with the loan modified as a troubled debt restructuring in 2011.

NOTE F – FAIR VALUE OPTION

In 2008, the Bank elected the fair value option under GAAP for most of its medium- and long-term debt to reduce the income volatility resulting from the previous accounting asymmetry of marking to market borrowing swaps through income while recognizing all borrowings at amortized cost. The changes in the fair value of elected borrowings are now also recorded in income.

In order to reduce the income volatility resulting from the changes in fair value of its lending swaps, which are not offset by corresponding changes in the fair value of loans, as all the Bank's loans are recorded at amortized cost, the Bank modified in 2011 its borrowing fair value option policy to address income volatility on a financial instruments (i.e., borrowings and loans) portfolio basis rather than on an instrument-by-instrument basis.

The changes in fair value for borrowings elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2012 and 2011, as follows (in millions):

	Three months ended March 31, 2012	2011
Borrowing expenses, after swaps	$ (494)	$ (534)
Net fair value adjustments on non-trading portfolios	(137)	142
Total changes in fair value included in Net income	$ (631)	$ (392)

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2012 and December 31, 2011, was as follows (in millions):

	March 31, 2012	December 31, 2011
Fair value	$ 48,941 [(1)]	$ 49,335 [(1)]
Unpaid principal outstanding	45,472	45,571
Fair value over unpaid principal outstanding	$ 3,469	$ 3,764

(1) Includes accrued interest of $407 million at March 31,2012 and $434 million at December 31, 2011.

NOTE G – DERIVATIVES

RISK MANAGEMENT STRATEGY AND USE OF DERIVATIVES: The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes, but are not designated as hedging instruments for accounting purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate

and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank utilizes interest rate swaps to maintain the duration of its equity within a prescribed policy band of 4 to 6 years.

ACCOUNTING FOR DERIVATIVES: All derivatives are recognized in the Condensed Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

The interest component of the changes in fair value of investment, lending, borrowing, and equity duration derivatives is recorded in Income from Investments - Interest, Income from Loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, over the life of the derivative contract, with the remaining changes in the fair value included in Income from Investments-Net gains for investment derivatives and in Net fair value adjustments on non-trading portfolios for lending, borrowing and equity duration derivative instruments.

The Bank occasionally issues debt securities that contain embedded derivatives; these securities are carried at fair value.

FINANCIAL STATEMENTS PRESENTATION: The Bank's derivative instruments as of March 31, 2012 and December 31, 2011, and their related gains and losses for the three months ended March 31, 2012 and 2011, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Comprehensive Income as follows (in millions):

Condensed Balance Sheet

Derivatives not Designated as Hedging Instruments	Balance Sheet Location	March 31, 2012 [1]		December 31, 2011 [1]	
		Assets	Liabilities	Assets	Liabilities
Currency Swaps	Currency and interest rate swaps				
	Investments - Trading	$ 20	$ 25	$ 11	$ 45
	Loans	12	291	109	186
	Borrowings	4,898	440	4,785	703
	Accrued interest and other charges	187	(28)	113	(69)
Interest Rate Swaps	Currency and interest rate swaps				
	Investments - Trading	1	37	-	35
	Loans	2	1,259	3	1,472
	Borrowings	1,757	104	1,917	91
	Other	188	-	215	-
	Accrued interest and other charges	164	87	252	89
		$ 7,229	$ 2,215	$ 7,405	$ 2,552

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

Condensed Statement of Income and Retained Earnings and Condensed Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain (Loss) from Derivatives	Three months ended March 31, 2012	2011
Currency Swaps			
Investments - Trading	Income from investments:		
	Interest	$ (4)	$ (6)
	Net gains	10	18
Loans	Income from loans, after swaps	(22)	(23)
	Net fair value adjustments on non-trading portfolios	(194)	(33)
Borrowings	Borrowing expenses, after swaps	269	291
	Net fair value adjustments on non-trading portfolios	219	33
	Other comprehensive income (loss)-Translation adjustments	5	4
Interest Rate Swaps			
Investments - Trading	Income from investments:		
	Interest	(7)	(6)
	Net gains	1	7
	Other comprehensive income (loss)-Translation adjustments	17	(48)
Loans	Income from loans, after swaps	(97)	(103)
	Net fair value adjustments on non-trading portfolios	213	165
Borrowings	Borrowing expenses, after swaps	194	217
	Net fair value adjustments on non-trading portfolios	(174)	(310)
	Other comprehensive income (loss) -Translation adjustments	3	6
Other	Other interest income	25	25
	Net fair value adjustments on non-trading portfolios	(26)	(43)
		$ 432	$ 194

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position at March 31, 2012 is $209 million ($180 million at December 31, 2011) (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA credit rating to AA+, it would be required to post collateral in the amount of $47 million at March 31, 2012 (2011 - $ 0 million).

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2012 and December 31, 2011 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Included in the other category are interest rate swaps used to maintain the equity duration within policy limits.

Derivative type/ Rate type	March 31, 2012 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,426	$ -	$ 2,337
Adjustable	1,451	-	2,337	-
Loans				
Fixed	-	993	132	12,162
Adjustable	2,170	1,238	12,162	132
Borrowings				
Fixed	21,102	390	34,793	349
Adjustable	3,419	20,218	5,005	38,246
Other				
Fixed	-	-	5,967	-
Adjustable	-	-	-	5,967

Derivative type/ Rate type	December 31, 2011 Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments - trading				
Fixed	$ -	$ 1,345	$ -	$ 2,297
Adjustable	1,351	-	2,297	-
Loans				
Fixed	-	932	141	12,750
Adjustable	2,171	1,137	12,950	341
Borrowings				
Fixed	19,863	144	31,656	349
Adjustable	4,014	20,336	5,408	36,142
Other				
Fixed	-	-	6,143	-
Adjustable	-	-	-	6,143

NOTE H – FAIR VALUE MEASUREMENTS

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives higher priorities to unadjusted quoted prices in active markets for identical and unrestricted assets or liabilities (Level 1) and adjusted quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for similar assets or liabilities (Level 2), and the lowest priority to unobservable inputs (i.e., supported by little or no market activity) (Level 3).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments, including government agencies and corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques that use observable market inputs.

Medium-and long-term borrowings elected under the fair value option and all currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures of the instruments. These models and techniques require the use of various market inputs including market yield curves, exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are observable during the full term of these instruments. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investment, borrowing and swap instruments, if any, are valued using Management's best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2012 and December 31, 2011 by level within the fair value hierarchy (in millions):

Financial assets:

Assets	Fair Value Measurements March 31, 2012[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 4,073	$ 4,073	$ -	$ -
U.S. Government-sponsored enterprises	809	-	809	-
Obligations of non-U.S. governments and agencies	5,895	98	5,797	-
Bank obligations	4,067	-	4,067	-
Mortgage-backed securities	**1,218**	-	**1,213**	**5**
U.S. residential	396	-	396	
Non-U.S. residential	435	-	430	5
U.S. commercial	161	-	161	-
Non-U.S. commercial	226	-	226	-
Asset-backed securities	**726**	-	**650**	**76**
Collateralized loan obligations	466	-	466	-
Other collateralized debt obligations	118	-	42	76
Other asset-backed securities	142	-	142	-
Total Investments - Trading	16,788	4,171	12,536	81
Currency and interest rate swaps	7,229	-	7,229	-
Total	$ 24,017	$ 4,171	$ 19,765	$ 81

[(1)] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $46 million for trading investments and $351 million for currency and interest rate swaps.

Assets	Fair Value Measurements December 31, 2011[(1)]	Level 1	Level 2	Level 3
Investments - Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,974	$ 1,974	$ -	$ -
U.S. Government-sponsored enterprises	841	-	841	-
Obligations of non-U.S. governments and agencies	5,586	143	5,443	-
Bank obligations	3,323	-	3,323	-
Mortgage-backed securities	**1,269**	-	**1,264**	**5**
U.S. residential	444	-	444	-
Non-U.S. residential	419	-	414	5
U.S. commercial	167	-	167	-
Non-U.S. commercial	239	-	239	-
Asset-backed securities	**750**	-	**680**	**70**
Collateralized loan obligations	470	-	470	-
Other collateralized debt obligations	125	-	55	70
Other asset-backed securities	155	-	155	-
Total Investments - Trading	13,743	2,117	11,551	75
Currency and interest rate swaps	7,405	-	7,405	-
Total	$ 21,148	$ 2,117	$ 18,956	$ 75

[(1)] Represents the fair value of the referred assets, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest and other charges of $40 million for trading investments and $365 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2012[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 48,941	$ -	$ 48,941	$ -
Currency and interest rate swaps	2,215	-	2,215	-
Total	$ 51,156	$ -	$ 51,156	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented in the Condensed Balance Sheet under Accrued interest on borrowings of $407 million for borrowings and under Accrued interest and other charges of $59 million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2011[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 49,335	$ -	$ 49,335	$ -
Currency and interest rate swaps	2,552	-	2,552	-
Total	$ 51,887	$ -	$ 51,887	$ -

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $434 million for borrowings and under Accrued interest and other charges of $20 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2012 and 2011 (in millions). There were no financial liabilities measured at fair value using significant unobservable inputs for the three months ended March 31, 2012 and 2011. In addition, the tables show the total gains and losses included in Net income as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets still held as of March 31, 2012 and 2011 (in millions) and a description of where these gains or losses are reported in the Condensed Statement of Income and Retained Earnings.

Financial assets:

	Three months ended March 31,					
	2012			2011		
	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)			Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investments - Trading	Currency and Interest Rate Swaps	Total	Investments - Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 75	$ -	$ 75	$ 100	$ -	$ 100
Total gains (losses) included in:						
Net income	12	-	12	11	-	11
Other comprehensive income (loss)	2	-	2	3	-	3
Settlements	(8)	-	(8)	(9)	-	(9)
Balance, end of period	$ 81	$ -	$ 81	$ 105	$ -	$ 105
Total gains (losses) for the period included in Net income attributable to the change in unrealized gains or losses related to assets still held at the end of the period	$ 11	$ -	$ 11	$ 11	$ -	$ 11

As of March 31, 2012, the investment portfolio includes $81 million of securities classified as Level 3. The pricing information for these securities is not developed or adjusted by the Bank, and is obtained through external pricing sources.

The significant unobservable inputs used in the fair value measurements of the Bank's investments in other collateralized debt obligations and non-U.S. residential mortgage-backed securities classified as Level 3 are prepayment rates, probability of default, and loss severity in the event of default. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in the assumption used for the probability of default is accompanied by a direc-

tionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumption used for prepayment rates.

The Treasury Division is responsible for mark to market valuations for financial statement purposes of investments, borrowings, and derivatives, including those with significant unobservable inputs, and reports to the Treasurer of the Bank. The Accounting Division is responsible for monitoring, controlling, recording and reporting fair values related to investments, borrowings and all derivatives. The two groups work in close coordination to monitor the reasonableness of fair values. Such monitoring includes but is not limited to validation against counterparty values, internally developed models, and independent price quotes for similar instruments, when available.

Gains (losses) are included in the Condensed Statement of Income and Retained Earnings as follows (in millions):

	Three months ended March 31,			
	2012		2011	
	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period	Total Gains (Losses) included in Net Income for the Period	Change in Unrealized Gains (Losses) related to Assets Still Held at End of Period
Income from investments	$ 12	$ 11	$ 11	$ 11
Total	$ 12	$ 11	$ 11	$ 11

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note P – Fair Values of Financial Instruments.

The fair value of the loan portfolio, which amounted to approximately $70,407 million as of March 31, 2012 ($70,882 million as of December 31, 2011) was determined using a discounted cash flow method (income approach) by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans. This methodology has been developed based on valuation assumptions that management believes a hypothetical market participant would use in pricing the Bank's loans. Those valuation assumptions include observable inputs, such as the market yield curves mainly based on LIBOR, and unobservable inputs, such as internal credit risk assumptions. Due to the fact that the unobservable inputs are considered significant, the fair value disclosure of the Bank's loan portfolio has been classified as Level 3.

The fair value of borrowings recorded at amortized cost, which amounted to approximately $18,664 million as of March 31, 2012 ($15,463 million as of December 31, 2011) was determined using the same inputs and valuation techniques as disclosed above for the borrowings recorded at fair value. Such valuation techniques are based on discounted cash flows or pricing models (income approach) and utilize market observable inputs. Accordingly, the fair value disclosure for borrowings recorded at amortized cost is considered Level 2 under the fair value hierarchy.

NOTE I – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS

Net fair value adjustments on non-trading portfolios on the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2012 and 2011 comprise the following (in millions):

	Three months ended March 31,	
	2012	2011
Change in fair value of derivative instruments due to movements in:		
Exchange rates	$ 267	$ 165
Interest rates	(229)	(353)
Total change in fair value of derivatives	38	(188)
Change in fair value of borrowings due to movements in:		
Exchange rates	(446)	(262)
Interest rates	309	404
Total change in fair value of borrowings	(137)	142
Currency transaction gains on borrowings and loans at amortized cost	182	96
Total	$ 83	$ 50

Net fair value losses on non-trading derivatives resulting from changes in interest rates were $229 million for the first three months of 2012. These gains were offset by fair value gains on borrowings of $309 million. The income volatility related to movements in interest rates, which amounted to a gain of $80 million for the three months period ended March 31, 2012, compared to a gain of $51 million for the same period last year, was primarily due to fair value gains on lending swaps ($199 million) which were partially offset by losses associated with changes in the Bank's credit spreads on the

borrowing portfolio (approximately $56 million), losses on equity duration swaps ($26 million) and losses from changes in swap basis spreads (approximately $34 million).

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During the first three months of 2012, exchange rate changes increased the value of borrowings and loans, resulting in a net loss of $264 million (2011 – net loss of $166 million), which was offset by a net gain from changes in the value of the borrowing and lending swaps of $267 million (2011 – net gain of $165 million).

NOTE J – BOARD OF GOVERNORS APPROVED TRANSFERS

As part of the ninth general increase in the resources of the Bank (IDB-9), the Board of Governors agreed, in principle and subject to annual approvals by the Board of Governors and in accordance with the Agreement, to provide $200 million annually in transfers of Ordinary Capital income to the IDB Grant Facility, beginning in 2011 and through 2020. At its annual meeting in Montevideo, Uruguay, in March 2012, the Board of Governors approved the $200 million transfer corresponding to 2012. Such transfers are recognized as an expense when approved by the Board of Governors and funded in accordance with the IDB Grant Facility funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

NOTE K – CAPITAL STOCK

Effective January 18, 2012, the Board of Governors adopted a resolution authorizing the IDB-9, that provides for an increase in the Bank's Ordinary Capital of $70,000 million to be subscribed to by Bank members in five annual installments. Of this amount, $1,700 million is in the form of paid-in capital stock and the remainder constitutes callable capital stock.

On February 29, 2012, the IDB-9 entered into effect, which was also the effective date of the first installment. The final deadline for member countries to commit to subscribe to additional ordinary capital stock under the terms authorized by the Board of Governors was April 20, 2012. As of April 20, 2012, of the total shares that were authorized under the increase, subscriptions from 46 member countries amounting to $65,731 million were received by the Bank. The Netherlands and Venezuela did not subscribe to their respective shares of the increase amounting to $4,269 million (the Netherlands $237 million and Venezuela $4,032 million). Of the total shares subscribed, 5,134,300 shares in the amount of $61,937 million, or 88% of the total increase, were eligible for allocation, representing the amount of shares subscribed, less shares that may not be allocated in order to comply with the associated minimum voting power requirements of the Agreement. Of the total shares eligible for allocation, $1,504 million represents paid-in capital stock and $60,433 million represents callable capital stock.

The shares of the increase that had been reserved for the Netherlands and Venezuela (19,639 and 334,278 shares, respectively) and that remained unsubscribed as of April 20, 2012 will be held by the Bank and may be reallocated by the Bank's Board of Governors in accordance with the Agreement.

On February 29, 2012, Canada notified the Bank of its intent to exercise its right to replace shares of non-voting callable capital stock with shares allocated under the IDB-9. Accordingly, effective March 30, 2012, Canada replaced 40,358 non-voting callable shares in the amount of $487 million with voting callable shares under the IDB-9.

The changes in subscribed capital during the three months ended March 31, 2012 were as follow (in millions):

		Subscribed capital		
	Shares	Paid-in	Callable	Total
Balance at January 1, 2012......	8,702,335	$ 4,339	$ 100,641	$ 104,980
Subscriptions during 2012...........	1,026,851	301	12,086	12,387
Canada's return of callable capital.......	(40,358)	-	(487)	(487)
Balance at March 31, 2012......	9,688,828	$ 4,640	$ 112,240	$ 116,880

As of March 31, 2012, the Bank has collected $185 million of the $301 million paid-in subscribed capital. The remaining $116 million has been recorded as Capital subscriptions receivable reducing equity in the Condensed Balance Sheet.

NOTE L – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank: the Staff Retirement Plan for international employees, and the Local Retirement Plan for national employees in the country offices. The Bank also provides health care and certain other benefits to retirees under the Postretirement Benefits Plan (PRBP).

CONTRIBUTIONS: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2012 were $22 million (2011 – $22 million). As of March 31, 2012, the estimate of contributions expected to be paid to the Plans and the PRBP during 2012 was $50 million and $36 million, respectively, the same amount disclosed in the December 31, 2011 financial statements. Contributions for 2011 were $59 million and $34 million, respectively.

PERIODIC BENEFIT COST: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accor-

dance with an allocation formula approved by the Board of Governors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2012 and 2011 (in millions):

	Pension Benefits Three months ended March 31, 2012	2011
Service cost	$ 22	$ 16
Interest cost	37	38
Expected return on plan assets	(46)	(47)
Amortization of unrecognized net actuarial losses	8	-
Net periodic benefit cost	$ 21	$ 7
Of which:		
ORC's share	$ 20	$ 7
FSO's share	$ 1	$ -

	Postretirement Benefits Three months ended March 31, 2012	2011
Service cost	$ 12	$ 9
Interest cost	19	19
Expected return on plan assets	(19)	(19)
Amortization of:		
Prior service cost	2	9
Unrecognized net actuarial losses	4	-
Net periodic benefit cost	$ 18	$ 18
Of which:		
ORC's share	$ 17	$ 17
FSO's share	$ 1	$ 1

NOTE M – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees in Variable Interest Entities (VIEs) in which it is not the primary beneficiary but in which it is deemed to hold significant variable interest. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) investment funds, where the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank's involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank's financial statements. Based on the most recent available data, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $3,026 million at March 31, 2012 ($2,967 million at December 31, 2011). The Bank's total loans and guarantees outstanding to these VIEs were $359 million and $94 million, respectively ($356 million and $90 million, respectively, at December 31, 2011). Amounts committed not yet disbursed related to such loans and guarantees amounted to $0 million ($3 million at December 31, 2011), which combined with outstanding amounts results in a total Bank exposure of $453 million at March 31, 2012 ($449 million at December 31, 2011).

The Bank has made a loan amounting to approximately $32 million to one VIE for which the Bank is deemed to be the primary beneficiary. The Bank's involvement with this VIE is limited to such loan, which is reflected as such in the Bank's financial statements. Based on the most recent available data, the size of this VIE measured by total assets amounted to approximately $32 million, which is considered immaterial and, thus, not consolidated with the Bank's financial statements.

NOTE N – RECONCILIATION OF NET INCOME TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES

A reconciliation of Net income to Net cash (used in) provided by operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

	Three months ended March 31, 2012	2011
Net income	$ 119	$ 190
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(93)	(76)
Investment income	(64)	(12)
Net unrealized gain on trading investments	(81)	(107)
Interest and other costs of borrowings, after swaps	54	36
Administrative expenses, including depreciation	11	(3)
Special programs	(5)	(2)
Net fair value adjustments on non-trading portfolios	(83)	(50)
Transfer to the IDB Grant Facility	200	200
Net (increase) decrease in trading investments	(2,881)	704
Provision for loan and guarantee losses	51	2
Net cash (used in) provided by operating activities	$ (2,772)	$ 882
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 45	$ 121
Loans outstanding	(24)	10
Borrowings	34	118
Receivable from members-net	-	(7)

NOTE O – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

For the three months ended March 31, 2012 and 2011, loans made to or guaranteed by four countries individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31, 2012	Three months ended March 31, 2011
Brazil	$ 95	$ 105
Mexico	97	87
Argentina	79	84
Colombia	51	54

NOTE P – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. It does not sell its loans nor does it believe there is a comparable market for its loans. The absence of a secondary market for the Bank's loans made it difficult to estimate their fair value despite the flexibility offered by the fair value framework. However, effective in 2011, Management, in recognition of a steady practice of several years in the multilateral development institutions industry, made the decision of estimating and disclosing the fair value of the Bank's loan portfolio using a discounted cash flow method, by which cash flows are discounted at (i) applicable market yield curves adjusted for the Bank's own funding cost plus its lending spread, for sovereign-guaranteed loans, and (ii) market yield curves consistent with the borrower's S&P credit rating equivalent, for non-sovereign-guaranteed loans.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of March 31, 2012 and December 31, 2011 (in millions):

	2012 (1)		2011 (1)	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 1,534	$ 1,534	$ 1,189	$ 1,189
Investments - trading	16,788	16,788	13,743	13,743
Loans outstanding, net	66,378	70,407	66,446	70,882
Currency and interest rate swaps receivable				
Investments - trading	17	17	5	5
Loans	10	10	103	103
Borrowings	7,008	7,008	7,077	7,077
Others	194	194	220	220
Borrowings				
Short-term	509	509	898	898
Medium- and long-term:				
Measured at fair value	48,941	48,941	49,335	49,335
Measured at amortized cost	17,650	18,664	14,228	15,463
Currency and interest rate swaps payable				
Investments - trading	87	87	101	101
Loans	1,628	1,628	1,738	1,738
Borrowings	500	500	713	713

(1) Includes accrued interest.

NOTE Q – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 15, 2012, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank's Condensed Quarterly Financial Statements as of March 31, 2012.